FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 001-12568

BBVA Banco Francés S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Letter to Buenos Aires Stock Exchange, dated November 10, regarding BBVA Banco Francés’ payment of interest on its Series 14 Floating Rate Notes and its refinancing the extension of due date.

Buenos Aires, November 10, 2003

To:	Buenos Aires Stock Exchange
Securities Exchange Commission
Central Bank

Re: BBVA Banco Francés’ Series 14 Notes (“FRN”), nominal value US$142.5 million, maturing October 31, 2003, issued under the US$1 billion Medium Term Note Program. Compliance with article 2, Book 6 included in Chapter XXI of Argentine Securities Exchange Commission’s regulations.

With respect to the note submitted on November 3, 2003, extending the due date for payment of principal on the US$ 135 million FRN until November 7, 2003, as agreed by the bank and by the FRN holders, we hereby inform:

1.	BBVA Banco Francés S.A. has paid for the interest accrued on the US$135 million FRN until November 7, 2003

2.	BBVA Banco Francés S.A. and the FRN holders have agreed to extend the maturity date of the FRN until November 30, 2003, in order to complete the negotiations of the terms and conditions. Notwithstanding this, the Bank confirmed its intention to close the restructuring of the FRN promptly and if possible prior to November 19, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 13, 2003	By:	/s/ María Elena Siburu de López Oliva

Name: María Elena Siburu de López Oliva
Title: Investor Relations Manager